Watershed SPV LLC
Independent Auditor's Report and Financial statements
for the period from October 15, 2025 to November 30, 2025

Watershed SPV LLC
Audit for the period from October 15, 2025 to November 30, 2025
Index to the Financial Statements

Particulars	Page No
Independent Auditor's Report	1-3
Balance Sheet	4
Statement of Income	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to the Financial Statements	8-11



P & G ASSOCIATES, PLLC
Public Accounting Firm (FRM)

Regd. Office Address:
1500 N Grant ST, STE B
Denver, CO 80203 USA

Mailing Office Address:
4512 Legacy Drive, Ste 100, Plano,
TX 75024, USA

Tel: +1 (469) 588 5250
Email: info@pandgassoc.com
Regn. No: FRN.5000066

Independent Auditor's Report

To,
The Board of Directors
Watershed SPV LLC
204, West Spear Street #4332,
Carson City, Nevada - 89703
United States of America.

Opinion

We have audited the accompanying financial statements of Watershed SPV LLC (hereinafter referred to as the "Company") as of November 30, 2025, which comprises the balance sheet as of November 30, 2025, and the related statement of income (loss), statement of comprehensive income (loss), statement of changes in member's equity (deficit), statement of cash flows for the period from October 15, 2025 (date of incorporation) to November 30, 2025 and related notes to the financial statements (hereinafter collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2025, and the results of its operations and its cash flows for the period from October 15, 2025 to November 30, 2025 in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of the Management and Those Charged with Governance for the purpose of Financial Statements.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatements, whether due to fraud or error.

In preparing the financial statements, Management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Company's ability to continue as a going concern for within one year after the date that the financial statements are issued or available to be issued.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of Financial Statements.

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditor's report that include our opinion. Reasonable assurance is a high-level assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting, from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risk of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedure that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate appropriateness of the accounting polices used and the reasonableness of significant accounting estimates made by the Company's Management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of audit, significant audit findings and certain internal control related matters that we identified during the audit.

Subhajit Guha, CPA
Partner
For, P&G Associates, PLLC
Public Accounting Firm
Firm Registration Number-5000066
Date: December 5, 2025

Watershed SPV LLC
Balance Sheet as at November 30, 2025
(all amounts are in United States Dollars, unless otherwise stated)

Particulars	Notes	30-Nov-25
ASSETS		
Current assets:		
Cash and cash equivalents	4	$ -
Total current assets		$ -
TOTAL ASSETS		$ -
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accrued expenses		1,500
Total current liabilities		$ 1,500
Total liabilities		$ 1,500
Member's equity:		
Member's equity (deficit)		(1,500)
Total member's equity		$ (1,500)
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ -

The accompanying notes are an integral part of these financial statements.

Watershed SPV LLC
Statement of Income for the period from October 15, 2025 to November 30, 2025
(all amounts are in United States Dollars, unless otherwise stated)

Particulars	Notes	For the period from October 15, 2025 to November 30, 2025
EXPENSES		
General and administrative expenses	3	1,500
TOTAL OPERATING EXPENSES		$ 1,500
LOSS FROM OPERATIONS		(1,500)
Tax expense		-
TOTAL COMPREHENSIVE AND NET LOSS		$ (1,500)

The accompanying notes are an integral part of these financial statements.

Watershed SPV LLC

Statement of Changes in Member’s Equity for the period from October 15, 2025 to November 30, 2025

(all amounts are in United States Dollars, unless otherwise stated)

Particulars	**Common stock** **Par value**	**Accumulated Deficit**	**Total Member’s Equity**
BALANCE - October 15, 2025	$ -	$ -	**$ -**
Net loss	-	(1,500)	**$ (1,500)**
BALANCE - November 30, 2025	**$ -**	**$ (1,500)**	**$ (1,500)**

The Company is a Single Member Limited Liability Company (SMLLC). Ownership interest are designated as membership interest representing member's proportionate equity rights in the Company as defined by the Operating Agreement. The Company does not issue stock or shares. The member's has the exclusive rights to manage and control the operations of the Company. The member's equity account reflects acccumulated losses since inception.

The accompanying notes are an integral part of these financial statements.

Watershed SPV LLC
Statement of Cash Flows for the period from October 15, 2025 to November 30, 2025
(all amounts are in United States Dollars, unless otherwise stated)

Particulars	For the period from October 15, 2025 to November 30, 2025
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (1,500)
Changes in operating assets and liabilities:	
Increase in accrued expenses	1,500
Net cash used in operating activities	-
Net cash, cash equivalents	-
Cash, cash equivalents - end of the period	$ -

The accompanying notes are an integral part of these financial statements.

Watershed SPV LLC
Notes to the Financial Statements for the period from October 15, 2025 to November 30, 2025
(all amounts are in United States Dollars, unless otherwise stated)

1. Overview

Watershed SPV LLC ("the Company") was incorporated on October 15, 2025 and registered in the State of the Nevada. The address of the principal office of the Company in the State of Nevada is 204, West Spear Street #4332, Carson City, Nevada - 89703, United States. The Company is a Wholly owned subsidiary of Watershed Medical Inc. incorporated in the United States.

The Company has been incorporated as a Special Purpose Vehicle (SPV) established to undertake investment and financing activities, including asset holding and structured transactions. Its objectives include raising capital through private or public offerings, issuing, transferring, and managing securities or membership interests, and acquiring, holding, managing, or disposing of assets or investment interests. The Company may also carry out all activities necessary or incidental to achieving these purposes. The Company did not undertake any business operations during the period from October 15, 2025 to November 30, 2025.

2. Significant accounting policies

A. Basis of Preparation of Financial Statements

The financial statements are prepared in accordance with Accounting Policy Generally Accepted in United States of America (U.S. GAAP).

B. Use of Estimates

In preparing the financial statements in conformity with U.S. GAAP, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on Company's' best knowledge of current events and actions, actual results may ultimately differ from those estimates.

C. Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. The Company maintains its cash balances in financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash balance.

D. Incomes Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in

Watershed SPV LLC
Notes to the Financial Statements for the period from October 15, 2025 to
November 30, 2025
(all amounts are in United States Dollars, unless otherwise stated)

the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses or income tax expenses.

E. Commitment and Contingencies

The Company evaluates contingencies as per its assessments of probable, reasonably possible and remote, as per ASC 450 "Contingencies". Liabilities for loss contingencies arising from claims, assessments litigations, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Contingent liabilities are not recognized but are disclosed in the notes. Contingent assets are neither recognized nor disclosed in the financial statements.

From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims. In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, and parties to other transactions with the Company, with respect to certain matters.

The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company's products, when used for their intended purposes, infringe the intellectual property rights of such other third parties, or other claims made against certain parties.

It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company's limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim. From time to time, the Company is subject to various claims that arise in the ordinary course of business. Management believes that any liability of the Company that may arise out of or with respect to these matters will not materially adversely affect the financial position, results of operations, or cash flows of the Company.

F. Fair Value Measurements

Fair value accounting is applied for all assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Watershed SPV LLC
Notes to the Financial Statements for the period from October 15, 2025 to November 30, 2025
(all amounts are in United States Dollars, unless otherwise stated)

The Company reports all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3—Inputs are unobservable inputs for the asset or liability. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

The financial statements for the period from October 15, 2025 to November 30, 2025 do not include any nonrecurring fair value measurements relating to assets or liabilities.

G. Recent Accounting Pronouncements

The Company has reviewed the recent accounting pronouncements and concluded they are either not applicable to the business or no material effect is expected on the financial statements as a result of future adoption.

Watershed SPV LLC
Notes to the Financial Statements for the period from October 15, 2025 to November 30, 2025
(all amounts are in United States Dollars, unless otherwise stated)

3 GENERAL AND ADMINISTRATIVE EXPENSES

Particulars	For the period from October 15, 2025 to November 30, 2025
Legal and professional fees	$ 1,500
Total general and administrative expenses	**$ 1,500**

4 CASH AND CASH EQUIVALENTS

Particulars	30-Nov-25
Cash with bank	$ -
Total Cash and Cash equivalents	**$ -**

The company has no restricted bank balance as at November 30, 2025. Cash balances on deposit with bank are insured by the Federal Deposit Insurance Corporation up to $250,000 per depositor at each financial institution, and the Company's non-interest- bearing cash balances may, at times, exceed federal insured limits.

5 FAIR VALUE

Cash and cash equivalents and accrued expenses are recorded at cost, which approximates their fair value due to their short-term nature.

6 COMPARATIVE FIGURES

As the Company was incorporated on October 15, 2025, the prior period figures are not applicable.

7 SUBSEQUENT EVENTS

The Company evaluated subsequent events from November 30, 2025 to the date the financial statements were issued, for events requiring recording or disclosure in the financial statements for the period starting from Ocrober 15, 2025 to November 30, 2025. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements.